Filed pursuant to Rule 433
  Registration No. 333-208507

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES G
$500,000,000
1.500% SENIOR NOTES, DUE JUNE 7, 2018
FINAL TERM SHEET
DATED JUNE 7, 2016

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	1.500% Senior Notes, due June 7, 2018

Expected Ratings[1]:	Aa3 / AA- / AA (Negative / Stable / Negative)

Principal Amount:	$500,000,000

Issue Price:	99.943%

Trade Date:	June 2, 2016

Settlement Date (T+3):	June 7, 2016

Maturity Date:	June 7, 2018

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	1.500%

Treasury Benchmark:	0.875% UST due May 2018

Treasury Benchmark Price:	99-31 3/4

Treasury Yield:	0.879%

Re-offer Spread to Treasury Benchmark:	T + 65bps

Re-Offer Yield:	1.529%

Fees:	0.05%

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Interest Payment Dates:	Semi-annually on each June 7 and December 7, beginning December 7, 2016

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78012KPY7 / US78012KPY72

Sole Bookrunner:	RBC Capital Markets, LLC

Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Co., Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the sole bookrunner will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829.